EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	State or Country of Incorporation

1214741 Alberta Ltd.	Canada
Blue Bells Country Club (Pty) Ltd.	South Africa
Blue Crane Signature Golf Estate (Pty) Ltd.	South Africa
CC Tollgate LLC	Delaware
Celebrations Accommodation Food Service Management (Pty) Ltd.	South Africa
Century Casino Millennium, a.s.	Czech Republic
Century Casino Newcastle (Pty) Ltd.	South Africa
Century Casinos Africa (Pty) Ltd.	South Africa
Century Casinos Caledon (Pty) Ltd.	South Africa
Century Casinos Cripple Creek, Inc.	Colorado
Century Casinos Europe GmbH	Austria
Century Casinos Management, Inc.	Delaware
Century Casinos Tollgate, Inc.	Delaware
Century Resorts Alberta, Inc.	Canada
Century Resorts International Ltd.	Mauritius
Century Resorts Ltd.	Mauritius
G5 Sp. z o.o.	Poland
WMCK-Acquisition Corp.	Delaware
WMCK-Venture Corp.	Delaware